Investor Relations

PRESS RELEASE

For further information contact:

Marisol Fernandez

Investor Relations

Voice : (56 2) 520-1380

Fax : (56 2) 520-1545

size=1>mfl@madeco.cl

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MADECO ANNOUNCES INFORMATION WITH RESPECT TO ITS CAPITAL INCREASE CURRENTLY UNDERWAY

(Santiago, Chile, March 5, 2003) Madeco S.A. ("Madeco") (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS"):

At a Board of Directors' meeting held on March 4, 2003, the Company reported that

$49.400 million of the capital increase currently underway had been subscribed and paid by Quinenco S.A. and its subsidiary, Inversiones Rio Grande S.A. The subscription was collected by the Subscription Agent, Banco de Chile, and the amount corresponds to 2,058,353,810 shares at a fixed price of Ch$24 per share. The Company is in the process of carrying out a capital increase of 3.853.534.135 shares, which was approved at the Extraordinary Shareholders' Meeting held on November 14, 2002. This issue was registered with the Superintendency of Securities and Insurance, Nr.679 on February 7, 2003.

Quinenco's and Inversiones Rio Grande's contributions will allow Madeco to satisfy all conditions required under its agreements with local and international lenders, in accordance with the contracts signed with these parties on December 18, 2002.

The rescheduling of the Company's bank loans which approximate US$120 million considers: an up-front payment of 30% of the total debt. The remaining 70% of the debt will be rescheduled for a period of seven years, which includes a grace period of three years. The applicable interest rates are TAB ("Tasa Activa Bancaria" or the Chilean Inter-bank rate) plus 175 basic points for loans denominated in U.F. and LIBOR plus 220 basic points for loans denominated in US dollars.

The agreement reached with Madeco's lenders was previously reported to the SVS on December 23, 2002, at which time a press release announcing the same was sent to the Securities and Exchange Commission, the NYSE and the Company's shareholders.